Exhibit 21.1
LIST OF SUBSIDIARIES
At the time of this filing, the following entity is a subsidiary of North Haven Private Income Fund LLC:

Company Name	Jurisdiction of Organization
PIF CA SPV LLC	Delaware
PIF Equity Holdings SPV LLC	Delaware
PIF Financing SPV LLC	Delaware
Broadway Funding Holdings, LLC	Delaware